

Annual Report
2021

Annual Report 2021

Throughout this document, mentions of Transparent Path refer to Transparent Path spc, a Social Purpose Corporation formed on April 13rd, 2020 in Washington (the "Company"). The Company's physical address is 1700 Westlake Avenue North, Suite 200, Seattle, WA 98109.

You may contact the Company by emailing showme@xparent.io. This annual report is posted on the Company's website, www.xparent.io. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Transparent Path spc ("Transparent Path" or "Company") is a corporation formed on April 13, 2020, in Washington. The Company's physical address is 1700 Westlake Avenue North, Suite 200, Seattle, WA 98109. The Company's web site may be accessed at www.xparent.io.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lauren Adler

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path

Dates	Position	Responsibilities

05/01/2020 - Present	Director of Product	Product design, management, pricing, marketing

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2017 - 01/01/2020	Chocolopolis Consulting	Principal

Sunil Koduri

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Chief Technology Officer	Technology research, specification, management; partner coordination

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

01/01/2020 - 04/13/2020	Transparent Path LLC	Chief Technology Officer
01/01/2012 - 01/01/2020	Zsolutionz LLC	Owner & CTO

Mark Kurtz

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Advisor	Counsel on startup operations and funding

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/27/2018 - 03/31/2019	Transparent Path LLC	President
01/01/2009 - 06/30/2018	Gage Marketing	Partner
04/01/2019 - Present	Microsoft	Senior Partner Development Manager

Eric Weaver

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
04/13/2020	Director	Board Member

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020	CEO	Operations, marketing & business development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/27/2018 - 04/13/2020	Transparent Path LLC	CEO - Operations, marketing & business development
01/01/2016 - 01/01/2018	Xerox Corporation	VP Xerox Customer Experience Practice

Mark Kammerer

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
04/13/2020	Director	Board Member

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Chief Commercial Officer	Operations & business development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/01/2019 - 04/13/2020	Transparent Path LLC	Chief Strategy Officer
01/01/2016 - Present	Kammerer Group	President

Maria Emmer-Aanes

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Advisory Board Member	Counsel on retail and grocery sectors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
09/01/2018 - 04/13/2020	Transparent Path LLC	Advisory Board Member
01/01/2018 - 04/01/2020	Numi Tea Inc.	VP Marketing & Sales
01/01/2013 - 01/01/2018	Litehouse Inc.	VP Marketing & Communications

Terry Wakefield

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
10/1/2020-present	Advisory Board Member	Counsel on food manufacturing, processing and supply chain

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2013 - Present	Catalyst4Change	Principal
07/01/2019 - 02/01/2021	Sentia Wellness	VP Manufacturing

Antonio Williams

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
3/26/2021-present	Advisory Board Member	Counsel on Printed sensor technology and commercial development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/1/20 - Present	Williams Innovation Solutions	Principal
05/01/2014 - 01/01/2020	PARC : A Xerox Company	VP Novel printing technologies

John Danner

Board positions with Transparent Path spc

Dates	Position	Principal Occupation

N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/23/2021-present	Advisory Board Member	Counsel on business strategy and global market entry

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/06/2017 - Present	Built for Growth	Principal and Co-Author
01/01/1999 - Present	University of California Berkley Hass School of Business	Senior Fellow

Paula Wood

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities

| 04/13/2020 - Present | Director of Experience | User experience design, user research, user interface design, sustainability thought leadership |

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/01/2018 - 04/13/2020	Transparent Path LLC	Director of Experience
03/01/2019 - 07/01/2020	GSD Partners LLC	Co-Owner
11/01/2016 - 04/01/2018	Amazon	Senior User Experience Designer

Gregory Lind

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Director of Platform	Design and build of the software platform

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/01/2020 - 04/13/2020	Transparent Path LLC	Director of Platform
08/01/2019 - Present	Buildly.io	CEO
03/01/2017 - 02/01/2020	Humanitec	CTO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Eric Weaver owns 6,210,000 shares of Common Stock, representing a voting power of 30.30%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Transparent Path spc is a technology company focused on supply chain visibility for the food industry. Our mission is to reduce food waste and risk by creating a more agile, efficient, and certain supply chain. Powered by IoT sensors, blockchain security, and artificial intelligence, Transparent Path's secure, scalable platform should provide food manufacturers, processors, logistics partners and retailers with the ability to see and act upon supply chain issues in real-time. As a result, Transparent Path's customers should know immediately when something goes wrong, can act to prevent risk, and can anticipate supply chain issues before they occur. Headquartered in the US, Transparent Path was founded by Eric Weaver, a 30-year enterprise transformation specialist. Prior to founding Transparent Path, Weaver launched the Xerox Customer Experience Practice, where he managed a $550M services book of business.

5. How many employees does the Company currently have? (§ 227.201(e))

Transparent Path currently has 0 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.
2. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or

private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

3. Public health epidemics or outbreaks could adversely impact our business. In July 2021, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 180 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the emergence of variants, among others. In particular, the spread and treatment of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

4. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

5. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

6. Our business is highly dependent upon emerging technologies, including continuously connected environmental sensors, Internet of Things (IoT) devices, and cloud services. Our technology roadmap also anticipates the inclusion of edge computing and artificial intelligence technologies. Further, while we have never imagined a token as part of our offer, we may someday choose to integrate distributed ledger technologies or smart contracts into our platform if they provide a key functionality or opportunity for competitive differentiation. While these technologies give us great advantages and provide for the development of intellectual capital, investors should be aware many of these are early-stage technologies that may be subject to future regulation or issues around market acceptance that could negatively impact our future business.

7. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

9. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor

is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACT ORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD T O LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (Portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	25,000,000	16,191,942	Yes	
Preferred Stock	5,000,000	0	Yes	Board of Directors may divide and issue the Preferred Stock class in series and fix and determine relative rights and preferences of the shares of any series to be established and amend the rights and preferences of the shares of any series that has been established but is wholly unissued; no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Transparent Path spc, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Transparent Path spc and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Eric Weaver	$16,144	1.0%	Payable On Demand
Mark Kurtz	$4,609	1.0%	Payable On Demand
Mark Kammerer	$101,552	1.0%	Payable On Demand
Sunil Koduri	$10,000	1.0%	Payable On Demand
Paule' Wood	$6,000	1.0%	Payable On Demand
Subeer Manhas	$50,000	4.0%	9/1/2024
Anu Goel	$75,000	4.0%	11/12/2024
DDJ Holdings	$124,980	4.0%	12/30/2024
John Hossack Holdings	$124,975	4.0%	12/30/2024 Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2021	Common Stock	$122,985	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Finish development of our MVP product and conduct pilot programs for new customers.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Eric Weaver	CEO	Loan	$16,144
Mark Kurtz	Advisor/Former President	Loan	$4,609

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Transparent Path, LLC is a predecessor company that converted to Transparent Path spc in April of 2020. The company is authorized to issue 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

During the fiscal year ended on December 31, 2020, we did not generate any revenues; however, our operating expenses amounted to $13,959 which resulted in a $13,748 net loss. Legal and Professional fees accounted for approximately 25% and 60% of all operating costs. For fiscal year 2021, we had a net loss of $105,470. During the fiscal year, we did not generate revenues as we were conducting pilot programs with prospective customers. Costs for those programs are reflected in Cost of Goods Sold. Revenue will begin in January 2022 from these programs. We employed industry experts to support our efforts to raise capital and open new sales channels. This is reflected in consulting fees which are approximately 55% of operating expenses. As well we had legal and other professional fees that approximately 20% of operating expenses. The largest cash expense for the company is the build of our platform which is reflected in the balance sheet. The current value is over $160,000. We spent time on creating other Intellectual Property which is focused on offering freshness scores based on the information we collect thru our system.

During the fiscal year ended on December 31, 2020, we were able to issue 155,357 shares of Common Stock via Reg CF and raise $38,824. Subsequent to December 31, 2020, we raised an additional $79,307 via Reg CF. During fiscal year 2021, we received approximately $69,000 via related party loans. We currently have $138,305 in related party loans outstanding. We also issued a convertible note which raised approximately $375,000.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Transparent Path spc has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Transparent Path spc will file a report electronically with the SEC annually and post the report on its web site www.xparent.io no later than 120 days after the end of each fiscal year covered by the report.

I, Eric Weaver, certify that:

(1) the financial statements of Transparent Path spc included in this Form are true and complete in all material respects; and

(2) the tax return information of Transparent Path spc included in this Form reflects accurately the information reported on the tax return for Transparent Path spc filed for the fiscal year ended Dec 31st, 2021.

Eric Weaver
CEO

____

Eric Weaver (Apr 28, 2022 10:42 EDT)

__April 27, 2022_________________________________

Date

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Transparent Path SPC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	-	-
Cost of Goods Sold	27,922	
Gross Profit	(27,922)	-
Expenses:		
Advertising & Promotion	2,395	-
Bank Charges & Fees	128	82
Consulting	40,000	-
Contract Labor	-	283
Dues and Subscriptions	4,418	2,735
Insurance Expense	3,061	
Interest Expense	-	-
IT Hardware and Software	1,704	384
Legal and Professional	18,198	8,899
Meals and Entertainment	311	39
Miscellaneous	9	20
Office Supplies & Equipment	2,261	159
Publications	-	-
Rent & Utilities	1,409	705
Shipping	636	-
Telephone	897	435
Travel	856	-
Website	888	219
Operating Expenses	**(77,171)**	**(13,960)**
Other Income	-	211
Other expense	(378)	-
Total income and (expense)	**(378)**	**211**
Total Expenses	**(77,548)**	**(13,749)**
Net Loss	**(105,470)**	**(13,749)**

Transparent Path SPC
Balance Sheets
(Unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
ASSETS		
Cash and cash equivalents	308,629	53,751
Total current assets	**308,629**	**53,751**
Furniture and Equipment	3,307	3,307
Software Development	161,092	15,210
Total fixed assets	164,399	18,517
Total assets	$ 473,028	$ 72,268
LIABILITIES AND MEMBERS' EQUITY		
Credit Card at Assoicated Bank	1,660	3,017
Other Liabilites	-	-
Total current liabilities	**1,660**	**3,017**
Loan - Anu Goel	75,000	-
Loan - DDJ Holdings Inc	124,980	-
Loan - John Hossack Holdings Ltd	124,975	-
Loan - Kammerer	101,552	45,406
Loan - Kurtz	4,609	4,609
Loan - Koduri	10,000	5,000
Loan - Manhas	50,000	-
Loan - Wood	6,000	-
Loan - Weaver	16,144	16,144
Total long-term liabilities	**513,260**	**71,159**
Total liabilities	**514,921**	**74,176**
Commitments and contingencies	-	-
Total Members' Deficit		-
Common stock, $0.0001 par value; 25 million shares authorized	-	-
* 15,855,357 issued and outstanding	1,586	1,586
Preferred stock, $0.0001 par value; 5 million shares authorized		-
Paid in capital	119,701	38,823
Accumulated deficit	(163,180)	(42,317)
Total members' deficit	**(41,893)**	**(1,908)**
Total liabilities and members' equity	$ 473,028	$ 72,268

Transparent Path SPC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
flows from operating activites:		
Net Loss	(105,470)	(13,748)
Change in operating assets & liabilities		
Credit Card at Associated Bank	(973)	(3,513)
Other Current Liabilities	-	2,500
Net cash used in operating activites	$ (106,442)	$ (14,761)
flows from investing activites		
Furniture		(3,307)
Software	(146,000)	(15,210)
Net cash used in investing activities	$ (146,000)	$ (18,517)
flows from financing activites		
Proceeds from Loan - Kurtz		
Proceeds from Loan - Koduri	5,000	5,000
Proceeds from Loan - Kammerer	56,146	45,406
Proceeds from loan - Wood	6,000	-
Proceeds from Loan - Reg CF Offering	76,120	38,824
Proceeds from Issuance of Common Stock		1,586
Proceeds from Issuance of Debt	374,955	0
Net cash provided by financing activites	$ 518,221	$ 90,816
ash increase for period		
Cash at begininng of period	41,899	(10,482)
Cash at end of year	308,629	41,899
Net increase for 2021	$ 266,730	$ 52,381
lemetnal Disclosure of cash flow information:		
Cash paid during the period for:		
Income Taxes	13.95	-
Interest	0.18	-
	$ 14.13	$ -

1

For the period from December 31, 2018 until December 31, 2021
(Unaudited)

	Members' Deficit	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Paid - In Capital	Accumulated Deficit	Total Shareholder's Deficit
Balance, December 31, 2018	(15,393)	-	-	-	-	-	(15,393)	(15,393)
Balance, December 31, 2019				-	-			
Net loss	(13,176)			-	-		(28,569)	(28,501)
Conversion to Corporation		680,000	68	-	-	68		
Issuance of Common Stock		15,020,000	1,502	-	-	1,502		1,502
Issuance of Common Stock via Reg CF		155,357	38,839	-	-	38,824		38,824
Balance, December 31, 2020				-	-			
Net loss	(13,748)			-	-		(13,748)	(13,748)
Issuance of Common Stock via Reg CF @.25		336,585	84,146	-	-	79,307		79,307
Balance, December 31, 2021				-	-			
Net Loss	(105,470)	-	-	-	-	-	(105,470)	(105,470)
	(147,787)	16,191,942	124,556	-	-	119,701	(163,180)	(43,479)

2021 Form C-AR Annual Report Transparent Path spc

Final Audit Report 2022-04-28

Created:	2022-04-27
By:	mark kammerer (mmkammerer@comcast.net)
Status:	Signed
Transaction ID:	CBJCHBCAABAAvpLi6hs6a_gk9V0E1q9n4ECMUUEdZgC8

"2021 Form C-AR Annual Report Transparent Path spc" History

Document created by mark kammerer (mmkammerer@comcast.net)
2022-04-27 - 8:32:26 PM GMT- IP address: 66.220.112.240

Document emailed to Eric Weaver (eric@xparent.io) for signature
2022-04-27 - 8:33:02 PM GMT

Email viewed by Eric Weaver (eric@xparent.io)
2022-04-27 - 8:33:22 PM GMT- IP address: 172.58.231.58

Email viewed by Eric Weaver (eric@xparent.io)
2022-04-28 - 2:41:09 PM GMT- IP address: 172.58.229.38

Document e-signed by Eric Weaver (eric@xparent.io)
Signature Date: 2022-04-28 - 2:42:00 PM GMT - Time Source: server- IP address: 172.58.229.38

Agreement completed.
2022-04-28 - 2:42:00 PM GMT